File No. [  ]

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of the Application of:

BC PARTNERS LENDING CORPORATION

BC PARTNERS ADVISORS L.P.

650 Madison Avenue

New York, New York 10022

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 12(d)(1)(J), 57(c), 57(i), AND 60 OF THE INVESTMENT

COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 12(d)(1)(A),

12(d)(1)(C), 57(a)(1), 57(a)(2) AND 57(a)(4) OF THE ACT AND RULE 17d-1 UNDER THE

ACT

Please direct all communications, notices and orders to:

Jason Schaefer

650 Madison Avenue

New York, New York 10022

(212) 891- 2880

Copies to:

Rajib Chanda

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Telephone: (202) 636-5543

Facsimile: (202) 636-5502

Page 1 of 26 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on April 20, 2020

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: BC PARTNERS LENDING CORPORATION BC PARTNERS ADVISORS L.P. 650 Madison Avenue New York, New York 10022 File No. [ ]

Application for an Order pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940 and Rule 17d-1 Under the Act to Permit Certain Joint Transactions Otherwise Prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 Under the Act

INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by any or all of Sections 12(d)(1)(A), 12(d)(1)(C), 57(a)(1), 57(a)(2) and 57(a)(4):

•	BC Partners Lending Corporation (the “Company”)

•	BC Partners Advisors L.P. (the “Adviser” and, together with the Company and each Extension Fund (as defined below)[3], the “Applicants”).

All existing entities that currently intend to rely on the Order have been named as Applicants, and any future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this Application. As discussed more fully below, the Applicants request the Order to the extent necessary to permit the Applicants and certain BCPL Affiliates (as defined below) to complete the Proposed Transactions (as defined below).

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]

The term “Extension Fund” refers to one or more future entities that will initially be a wholly owned subsidiary of the Company and, following the Proposed Transactions (as defined below), (i) whose investment adviser will be the Adviser or an investment adviser that controls, is controlled by or is under common with the Adviser and (ii) either (A) will be a closed-end management investment company that will elect to be regulated as a business development company pursuant to the Act or (B) will be an investment company but for an exemption in Section 3(c)(1) or 3(c)(7) of the Act.

I.	DESCRIPTION OF APPLICANTS

a.	The Company

The Company, a Maryland corporation, is a closed-end management investment company that has elected to be regulated as a business development company (“BDC”)4 under the Act.5 The Company filed a registration statement on Form 10 to register its shares of common stock (the “Shares”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The registration statement on Form 10 and subsequent reports filed on Forms 10-K and 10-Q include information regarding the Company’s Objectives and Strategies.6 The Company commenced investment activities on October 16, 2019. The Company does not currently intend to register its securities on Form N-2 in reliance on Regulation D under the 1933 Act.

As described in greater detail below under “Background of the Proposed Transactions,” the Company has been structured as a “private” BDC. There is currently no public market for the Shares, and no such market is expected to develop in the foreseeable future as the Company does not currently intend to list the Shares on any national securities exchange.

The Company was formed primarily to invest in the U.S. middle-market credit sector. The Company’s investment objective is to make investments that generate current income and, to a lesser extent, capital appreciation. The Company intends to invest primarily in private middle-market companies in the form of secured debt, unsecured debt, other debt and/or equity securities. In addition, to a lesser extent, the Company may invest in securities of public companies and in structured products.

Holders of the Company’s Shares (the “Stockholders”) have made capital commitments of $27,838,858.15 to date, all of which, as of the date of this filing, has been called. The Company’s “Commitment Period” will continue until the five year anniversary from September 26, 2019, the date of the initial closing (the “Initial Closing”); provided, however, that the Commitment Period for any Stockholder that makes its initial capital commitment after the two year anniversary of the Initial Closing will extend until the three year anniversary of such Stockholder’s initial capital commitment. The Company does not have any preferred stock outstanding. Pursuant to a debt financing facility, the Company had $20 million in debt outstanding as of December 31, 2019.

The Company is managed by a board of directors (the “Company Board”) currently comprising five persons, of which a majority of members are not “interested persons” within the meaning of Section 2(a)(19) (“Non-Interested Directors”).

[4]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[5]	The Company filed Form N-54A on April 23, 2018.
[6]

“Objectives and Strategies” means the Company’s investment objectives and strategies, as described in the Company’s registration statement on Form 10, other filings the Company has made with the Commission under the Securities Act, or under the Exchange Act, and the Company’s reports to Stockholders.

The Company intends to qualify each year for treatment as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended.

b.	The Extension Funds

Each Extension Fund is expected to initially be a wholly owned subsidiary of the Company. It is currently anticipated that each Extension Fund will elect to be regulated as a BDC, and is expected to qualify each year for treatment as a RIC, but under certain circumstances, it may be determined that it would be in the best interest of Stockholders for an Extension Fund to be structured to rely on an exemption from being an investment company under Section 3(c)(1) or 3(c)(7) of the Act. Each Extension Fund’s investment objective and investment policies will be substantially similar to the Company’s Objectives and Strategies. The board of directors of an Extension Fund (each, an “Extension Fund Board” and, together with the Company Board, the “Boards”) is expected to initially be designated by the Company in its capacity as initial shareholder of the Extension Fund prior to the Exchange (as defined below), in consultation with the Company’s management and the Company Board.

As described in greater detail below under “Background of the Proposed Transactions,” each Extension Fund is currently intended to be structured as a private BDC and would generally seek to liquidate and distribute the proceeds of its investments, as they are received, to its equity holders over time, such that it would likely substantially complete its liquidation within a reasonable period of time following the date of the Proposed Transactions.

c.	The Adviser

The Adviser, a Delaware limited partnership, is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). It is an affiliate of BC Partners LLP.

The Adviser serves as investment adviser to the Company pursuant to the terms of an investment advisory agreement entered into between the Company and the Adviser (the “Advisory Agreement”), which has been approved by the Company Board. Under this agreement, the Adviser manages the portfolio of the Company in accordance with its Objectives and Strategies, makes investment decisions, places purchase and sale orders for portfolio transactions, and otherwise manages day-to-day operations, subject to the oversight of the Company Board.

The Advisory Agreement provides that the Company pays to the Adviser, quarterly in arrears, a management fee equal to 1.00% of the Company’s average gross assets, as of the end of the two most recently completed calendar quarters. The Adviser also receives an incentive fee pursuant to the Advisory Agreement based on the performance of the Company’s investments. The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on the Company’s income, the income incentive fee, and a portion is based on the Company’s capital gains, the capital gains incentive fee, each as described below. The portion of the incentive fee based on income is determined and paid quarterly in arrears each calendar quarter, and equals 100% of the pre-incentive fee net investment income of the Company in excess of a 1.50% quarterly preferred return but less than 1.76%, the upper level breakpoint, and 15% of the amount of pre-incentive fee net investment income of the Company that exceeds 1.76% in any calendar quarter. On an annual basis, the incentive fee equals 15.00% of the Company’s income in excess of a 6.00% hurdle rate.7

The second component of the incentive fee, the capital gains incentive fee, payable at the end of each calendar year in arrears, equals 15.00% of the Company’s cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fee for prior periods. The Company accrues, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Advisory Agreement be in excess of the amount permitted by the Advisers Act including Section 205 thereof.

The Adviser, or an affiliate that is registered as an investment adviser, intends to serve as investment adviser to each Extension Fund pursuant to an investment advisory agreement it intends to enter into with the Extension Fund. Each Extension Fund Board and the Company, in its capacity as initial shareholder of the Extension Fund, will approve the agreement prior to the Contribution Transaction and the Share Issuance (each as defined below).

An affiliate of the Adviser has made a commitment to the Company, and certain directors and officers of the Company and employees of BC Partners LLP, an affiliate of the Adviser, (“BCPL Affiliates”) have also made commitments totaling $10,600,000 to the Company.

II.	THE PROPOSED TRANSACTIONS

The Applicants are applying to the Commission for an Order to permit them to conduct the Proposed Transactions. As further described below, the Proposed Transactions would provide the Company’s Stockholders with the option to either (i) continue to hold Shares in the Company or (ii) exchange a number of their Shares for an equivalent number of shares of an Extension Fund, in a manner designed to ensure that the interests of Stockholders who elect to remain invested in the Company and the interests of the Electing Stockholders (as defined below) will not be diluted as a result of effecting the Proposed Transactions, and with the understanding that the Extension Fund will generally seek to liquidate and distribute the proceeds of its investments. After the transactions outlined above (the “Initial Exchange”) are effected, the Proposed Transactions would provide the non-electing Stockholders and any future Stockholders from time-to-time with the option to elect to either (i) remain a non-electing Stockholder or (ii) exchange their Shares for shares of a new Extension Fund (each, a “Future Exchange”).

[7]

The Advisory Agreement also provides for increased base management and incentive fee rates in the event Shares are listed on a national securities exchange. The Company has no current intention to list the Shares on a national securities exchange.

a.	Background of the Proposed Transactions

The Company has been structured as a private BDC. Unlike a traditional publicly listed BDC that typically commences operations after completing an initial public offering, the Company is continuously raising capital by conducting private offerings of its Shares to investors in reliance on the exemption from registration provided by Rule 506 of Regulation D (“Regulation D”) under the Securities Act of 1933, as amended (the “Securities Act”). Specifically, the Company enters into subscription agreements with its Stockholders, pursuant to which the Stockholders purchase Shares from and made or will make corresponding capital commitments to the Company. To fund its investment activities, the Company has drawn down a portion of those capital commitments and will continue to enter into subscription agreements and draw down on capital commitments. The Shares are not traded on any securities exchange and are not freely transferable, and the Company does not conduct periodic repurchases of its Shares from Stockholders.

Like the Company, most private BDCs provide investors with liquidity on their investment through periodic distributions, but the Company does not have a finite term and has, in consultation with potential investors, determined and disclosed that it has no current intention to list its Shares on a national securities exchange. The Company, as set forth in its private placement memorandum (“PPM”) and subscription agreement, may offer Stockholders the option to elect to either (i) retain their ownership of Shares or (ii) exchange their Shares (or a portion thereof) for shares of common stock in a newly formed fund (i.e., an Extension Fund) that is expected to elect to be treated as a BDC and a RIC. The Company’s subscription agreement provides investors with an option to participate in an initial exchange, which would be implemented through the Proposed Transactions. To effect this option, the PPM provides that: (1) the Company would transfer a pro rata portion of its assets and liabilities attributable to the Stockholders that elect to invest in an Extension Fund (such Stockholders, “Electing Stockholders”) to the Extension Fund and (2) the Shares of the Electing Stockholders would be exchanged for Extension Fund shares. From time-to-time after the Initial Exchange, the Proposed Transactions would provide the non-Electing Stockholders and any Future Stockholders with the option to participate in any Future Exchange. The investor optionality outlined above would be implemented through the Proposed Transactions, which are the focus of this application. Each Stockholder has been, and each Future Stockholder will be, asked to make an election in the Company’s subscription agreement regarding whether the investor intends to participate in the Initial Exchange, and may change that election by notifying the Company at any time in writing at least 90 days prior to the end of the fiscal year during which the third anniversary of the Initial Closing date occurs, after which such election will be deemed irrevocable. Following the Initial Exchange, the Company will seek each remaining Stockholder’s written election for each Future Exchange, with a Future Exchange occurring every three years. If the Company does not complete the Proposed Transactions, the Company will continue operations under its existing structure in accordance with its organizational documents.

The Applicants emphasize that the Extension Fund concept was described in detail in the Company’s PPM and subscription agreement (which were reviewed by each Stockholder prior to its investment decision).

Following the completion of the Proposed Transactions, it is currently contemplated that each Extension Fund would conduct its operations as a private BDC and would generally seek to liquidate and distribute the proceeds of its investments, as they are received, to its equity holders over time, such that it would likely substantially complete its liquidation within a reasonable period of time following the date of the Proposed Transaction.

b.	Description of the Proposed Transactions

If the Order is granted, the Applicants propose to complete an exchange offer, as more fully described below, pursuant to which Stockholders may elect to exchange all or a portion of their Shares for an equivalent number of shares of an Extension Fund (the “Exchange Offer”). The offer of each Extension Fund’s shares will be conducted as a private placement pursuant to Regulation D. For the Initial Exchange, each Stockholder’s election of whether to participate will have been made in the applicable subscription agreement or subsequent written change of election, as discussed above. Each Future Exchange will be done in compliance with Rule 13e-4 under the Exchange Act and Section 23(c)(2) of the Act. The closing of the Exchange will be subject to certain conditions that must be satisfied or, where permissible, waived by the Company before the expiration of the Exchange Offer.

To effect the Exchange Offer, the Applicants will engage in certain incremental steps and transactions, which are outlined in chronological order below.

The Exchange Offer and the Share Issuance (as defined below) are referred to herein as the “Exchange” and, together with the Refinancing and the Contribution Transaction (each defined below), as the “Proposed Transactions.”

i.	Steps Occurring Prior to the Commencement of the Exchange Offer

The Exchange Offer will not commence unless and until:

•	the Boards (including a “required majority” as defined in Section 57(o) of the Act of the directors of each Board) make all of the necessary determinations required under this application;

•	the Boards authorize and approve the Proposed Transactions;

•	the Company Board approves participation in the Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act; and

•

the Extension Fund Board (including a “required majority” as defined in Section 57(o) of the Act of the directors) and the Company, in its capacity as initial shareholder of the Extension Fund, each approve the investment advisory agreement between the Extension Fund and the Adviser, pursuant to which the Adviser will serve as investment adviser to the Extension Fund.

The Applicants expect that, for each Extension Fund, the terms of the investment advisory agreement, including the advisory fee structure, will be materially similar to the Advisory Agreement. The terms of the Advisory Agreement have been disclosed to Stockholders in the Company’s PPM with respect to the Initial Exchange and will be disclosed in the offering memorandum (the “Offer to Exchange”) for each Future Exchange, which will also be filed by the Company with the Commission as an exhibit to the Schedule TO (the “Schedule TO”).8 In particular, the Applicants expect that:

•

Management Fee. The management fee will be calculated separately with respect to existing portfolio investments that are transferred to an Extension Fund by operation of the Proposed Transactions (the “Legacy Portfolio”) and potential follow-on investments that are made by the Extension Fund following the completion of the Proposed Transactions to support companies in the Legacy Portfolio (the “Subsequent Portfolio”). Because the Company and each Extension Fund will initially hold the same portfolio of investments, the Applicants emphasize that the substantially similar fee rates in respect of the Legacy Portfolio functions to ensure that Electing Stockholders and non-Electing Stockholders will pay comparable fee rates in respect of the overlapping investments.

•

Incentive Fee. The incentive fee payable by an Extension Fund will consist of two parts, one based on income and the other based on capital gains and will be calculated in compliance with Section 205(b)(3) of the Advisers Act. The Company’s Advisory Agreement states that the incentive fee calculation for an Extension Fund shall be materially similar to the fees payable under the Advisory Agreement.

Details and additional terms and conditions regarding the calculation of the management fee and incentive fee for each Future Exchange will be fully disclosed to all Stockholders in the Offer to Exchange prior to their decision whether to participate in the Exchange Offer.

ii.	Steps Occurring Simultaneously with the Commencement of the Exchange Offer

For each Future Exchange, simultaneously with the commencement of the Exchange Offer, the Extension Fund will distribute the Offer to Exchange to Stockholders and file the Schedule TO as described above.

iii.	Steps Occurring Simultaneously with the Closing of the Exchange Offer

[8]

The Applicants confirm that changes to an Extension Fund’s investment advisory agreement from the Advisory Agreement will not be designed to result in any increase in fee rates to Stockholders, and the terms of an Extension Fund’s investment advisory agreement will be materially similar to those of the Company’s investment advisory agreement. The Applicants also confirm that even if Section 57 of the Act does not apply to the Extension Fund at the time the Extension Fund Board approves the investment advisory agreement, a “required majority” (as defined in Section 57(o) of the Act) of the Extension Fund Board would approve the agreement as if the Extension Fund were subject to Section 57 at that time.

Organizational Matters

Assuming that all conditions to the Exchange Offer have been met, immediately prior to (and effectively contemporaneously with) the deadline for a Stockholder to change its election for the Initial Exchange or the closing of the Exchange Offer for a Future Exchange, the Contribution Transaction and the Share Issuance, the Company and the Extension Fund will take the following steps:

•	The Extension Fund will enter into a subscription agreement with each Electing Stockholder, pursuant to which each Electing Stockholder will receive shares of the Extension Fund.

•

The Extension Fund will enter into the investment advisory agreement with the Adviser or an affiliated investment adviser and a separate administration agreement with BC Partners Management LLC, the Company’s administrator.

•

If the Extension Fund will be a BDC, as is currently anticipated, it will file organizational documents, file a Form 10 to register its shares under the Exchange Act and a Form N-54A to elect to be regulated as a BDC under the Act.

Refinancing

If immediately prior to (and effectively contemporaneously with) the closing of the Exchange, the Contribution Transaction and the Share Issuance, the Company has an existing credit facility, the Extension Fund and the Company will take the following steps (together, the “Refinancing”):

•

The Extension Fund will enter into a new credit facility and draw down an amount equal to the pro rata portion of the Company’s existing indebtedness immediately prior to the closing of the Exchange Offer attributable to the Shares that have been validly tendered by Electing Stockholders and accepted for exchange, which amount will be distributed to the Company and will be used to pay down the Company’s current outstanding senior secured revolving credit facility.

•	The Company will enter into a new credit facility and draw down an amount to pay down the remainder of its existing credit facility.

Following the Refinancing, if applicable, the aggregate indebtedness outstanding under the Company’s credit facility and the Extension Fund’s credit facility is expected to be equal to or less than the indebtedness outstanding under the Company’s credit facility immediately prior to the Exchange (setting aside for these purposes indebtedness incurred in the ordinary course of operations).

Contribution Transaction

Simultaneously with the Share Issuance, the Company will transfer to the Extension Fund a pro rata portion of each of the Company’s assets and liabilities, including each of the Company’s portfolio investments, in proportion to the percentage of Shares tendered by Electing Stockholders and accepted for exchange (the “Contribution Transaction”). The Applicants emphasize that this computation will be purely an objective and formulaic exercise determined solely on the basis of the percentage of Electing Stockholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion.

In that regard, the Applicants submit that the Company’s legal interest in each of its portfolio investments at the time of the Contribution Transaction will be capable of being proportionally assigned or similarly transferred (by way of assignment, participation or other similar transfer) on a pro rata basis by the Company to the Extension Fund to ensure strict conformance to this methodology.

Material liabilities of the Company, which currently are expected to consist of accrued fees and expenses and unrealized depreciation on unfunded commitments, will generally be proportionally assigned or similarly transferred on a pro rata basis by the Company to the Extension Fund.9 The Company intends that each item of the accrued fees and expenses would be paid off by the Company prior to the completion of the Contribution Transaction or a pro rata portion transferred to the Extension Fund as part of the Contribution Transaction, and the unrealized depreciation on unfunded commitments would be apportioned pro rata between the Company and the Extension Fund in proportion to the percentage of Electing Stockholders (i.e., in the same proportion as the related investment). Accordingly, the Contribution Transaction will result in the Extension Fund’s assumption of its pro rata portion of certain of the Company’s assets and liabilities based on the percentage of Electing Stockholders prior to the Exchange.

Thus, immediately following the Proposed Transactions, both the Electing Stockholders and the remaining Stockholders will own the same pro rata interest in the same underlying portfolio investments as they did immediately prior to the Proposed Transactions, except that such ownership will be represented by interests in one of two separate entities, rather than solely by Shares in the Company.

Share Issuance

Finally, simultaneously with the Contribution Transaction, the Extension Fund will issue the applicable number of shares to each Electing Stockholder in exchange for the corresponding number of Shares accepted by the Company from such Electing Stockholder in the Exchange Offer (the “Share Issuance”), and the shares of the Extension Fund held by the Company will be automatically cancelled for no consideration by operation of the Extension Fund’s organizational documents.

The Applicants expect that the Share Issuance will be a taxable transaction for Electing Stockholders, either as a sale or exchange of their Shares or as a distribution from the Company in respect of their Shares. These consequences will be fully disclosed to investors prior to their decision to participate in the Exchange. Although no assurances can be given, it is not expected that the Exchange will give rise to any material amount of taxable income or gain for the Company or non-electing Stockholders, or that any other materially adverse tax consequences would arise for the Company or non-electing Stockholders.

[9]

Fees, costs and expenses (including any prepayment premium payable in connection therewith) related to, arising from or payable in respect of the prepayment in full or termination of a credit facility will be borne by the Extension Fund.

c.	Benefits of the Proposed Transactions; Protective Measures

The Applicants believe that the Proposed Transactions would result in a number of benefits for the Company’s existing Stockholders.

•

The Proposed Transactions provide the Company’s Stockholders with the optionality that was negotiated for and that was disclosed to them as the Company’s preferred liquidity option at the time of their investment in the Company.

•

By allowing the Company’s investors to elect to participate in the an Exchange, Stockholders are provided access to an efficient guaranteed liquidity option as the applicable Extension Fund winds down and/or liquidates its portfolio in an orderly manner.

•	By allowing the Company’s investors to elect on a periodic basis whether to participate in an Exchange Offer, Stockholders are provided access to a guaranteed liquidity option on a periodic basis.

The Applicants will take the following measures to ensure that the Proposed Transactions are undertaken on favorable terms to both the Company’s non-electing Stockholders and the Electing Stockholders:

•	The Boards, including a “required majority” (as defined in Section 57(o) of the Act) of the directors of each, will be required to approve the Proposed Transactions, and will have determined that:

o	the Proposed Transactions are in the best interests of the Company or the Extension Fund, as applicable;

o	the interests of Stockholders who elect to remain invested in the Company and the interests of the Electing Stockholders will not be diluted as a result of effecting the Proposed Transactions; and

o

following the Proposed Transactions, all Stockholders (including the Electing Stockholders), will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Exchange.

•

The Company Board, including a “required majority” (as defined in Section 57(o) of the Act) of the directors, will approve the participation in the Exchange by any “remote” affiliates of the Company, as described in Section 57(d) of the Act, as required under Section 57(f) of the Act.

•	Under no circumstances will non-electing Stockholders who do not wish to participate in the Exchange be required to tender or redeem their Shares of the Company.

•

The Extension Fund Board, including a “required majority” (as defined in Section 57(o) of the Act) of the directors, will approve the Extension Fund’s investment advisory agreement with the Adviser prior to the Contribution Transaction and the Share Issuance.

•

The Company in its capacity as initial shareholder of the Extension Fund will approve the Extension Fund’s investment advisory agreement with the Adviser prior to the Contribution Transaction and the Share Issuance, which actions will be approved by the Company Board prior to the commencement of the Exchange Offer.

•	The terms of the Extension Fund’s investment advisory agreement with the Adviser will be fully disclosed to all Stockholders in connection with the Proposed Transactions.

•	The investment objectives and policies of the Extension Fund will be substantially similar to the Company’s Objectives and Strategies, except the Extension Fund will seek to liquidate.

•

The Company’s management and incentive fee structure will remain unchanged and the Proposed Transactions will not result in additional incremental fees for the Company’s Stockholders that do not participate in the Proposed Transactions.

•

Because the management fee rate to be paid to the Adviser under the Extension Fund’s investment advisory agreement and the management fee rate to be paid to the Adviser under the Company’s investment advisory agreement will be materially similar, and the Company and the Extension Fund will initially hold the same portfolio of investments, Electing and non-Electing Stockholders will pay comparable fee rates in respect of overlapping investments.

•

On October 23, 2018, the Company was granted exemptive relief (the “Co-Investment Relief”) with the SEC to permit it to co-invest with funds or entities managed by the Adviser or its affiliates in certain negotiated transactions where co-investing would otherwise be prohibited under the 1940 Act. The Co-Investment Relief is subject to certain terms and conditions. For so long as the Company and an Extension Fund holds investments in the same underlying portfolio companies which are apportioned between the Company and an Extension Fund as a result of the Proposed Transactions (the “Initial Portfolio”), the Applicants will treat each investment in the Initial Portfolio as if it were a consummated Co-Investment Transaction (as defined in the exemptive relief application) that had been made by the Company and the Extension Fund in reliance on the Co-Investment Relief. Accordingly, in the course of monitoring and managing each investment in the Initial Portfolio following the consummation of the Proposed Transactions, the Company and each Extension Fund will comply with all conditions of the Co-Investment Relief applicable to the Initial Portfolio to the same extent as if each such investment had initially been made by the Company and the Extension Fund in reliance on the Co-Investment Relief, including in connection with any disposition of an interest in such portfolio company or follow-on investment opportunity. The Applicants submit that, once formed, an Extension Fund is expected to be a “Regulated Fund” for purposes of the Co-Investment Relief.

Except as described above, the costs and expenses of the Proposed Transactions will be borne by the Extension Fund.10 All costs and expenses relating to the organization and operation of an Extension Fund (including expenses related to the Form 10 and entry into the Extension Fund’s credit facility as part of the Refinancing, if applicable) will also be borne by the Extension Fund as fully disclosed to investors prior to their decision to participate in an Exchange.

III.	RELIEF REQUESTED

Applicants hereby request an Order pursuant to (i) Section 57(c), granting an exemption from Sections 57(a)(1) and 57(a)(2), (ii) Rule 17d-1, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4), and (iii) Section 12(d)(1)(J), as made applicable to BDCs by Section 60, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C), to the extent necessary to permit the Applicants to complete the Proposed Transactions.

a.	Sections 57(a)(1) and 57(a)(2)

Section 57(a)(1) provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b)11,12, acting as principal, to sell to such BDC, or to a company controlled by such BDC, any securities or other property unless such sale involves solely (i) securities of which the buyer is the issuer or (ii) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities.

[10]	To the extent the Company or the Adviser incurs or has incurred any costs in connection with the Proposed Transactions, they each will be reimbursed for such costs by the Extension Fund.

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Section 57(b) specifies the persons to whom the prohibitions of Sections 57(a)(1), (a)(2) and (a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; and (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Section 2(a)(9) also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

[12]

Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule (emphasis added).

Section 57(a)(2) provides that it shall be unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, to purchase from such BDC, or from a company controlled by such BDC, any securities or other property except for securities of which the seller is the issuer.

An Extension Fund may be viewed as person who is related to the Company in a manner described in Section 57(b) because the Company will own 100% of the Extension Fund’s voting securities until the consummation of the Proposed Transactions. In addition, because the Applicants expect that each Extension Fund will enter into an investment advisory agreement with the Adviser before the consummation of the Exchange, the Company and the Extension Fund may also be viewed as sufficiently related under Section 57(b) of the Act as a result of being under the common control of the Adviser.

Section 57(a)(1) may prohibit the Contribution Transaction if the above affiliations occur, because the Company could be deemed to be “selling” assets to an Extension Fund, a BDC, as a result of the Contribution Transaction.

Section 57(a)(2) could also be deemed to prohibit the Contribution Transaction if the above affiliations occur because an Extension Fund could be deemed to be “purchasing” assets from the Company, a BDC, as a result of the Contribution Transaction.

Because an Extension Fund may be viewed as an affiliated person of the Company not only because it is directly or indirectly controlled by the Company, a BDC, but also because of additional levels of affiliation (such as being under common control with the Company, and sharing a common investment adviser pursuant to the Extension Fund’s investment advisory agreement with the Adviser), Rule 57b-1 arguably will not exempt the Company and the Extension Fund from being subject to the prohibitions of Section 57(a).

In addition, the BCPL Affiliates may be similarly prohibited by Section 57(a)(1) and (2) from participating in the Share Issuance as a result of tendering their Shares in the Exchange. The BCPL Affiliates are affiliated persons of the Company either because they are directors or officers of the Company, a BDC, and affiliated pursuant to Section 57(b)(1), or they are an entity or are employees of an entity under common control with the Adviser and are therefore affiliated pursuant to Section 57(b)(1) or (2) and Section 2(a)(3)(C).

As a result of these affiliations, the participation of BCPL Affiliates in the Share Issuance could be prohibited under Section 57(a)(1), because tendering their Shares to the Company as part of the Exchange may constitute a “sale” by such affiliated persons of the Company’s securities to the Company. Similarly, such affiliated persons’ receipt of Extension Fund shares in the Share Issuance in exchange for Shares tendered and accepted in the Exchange may constitute a “purchase” of such Shares prohibited by Section 57(a)(2).

For these reasons, in the absence of an exemptive order, Section 57(a) might prohibit the Contribution Transaction and the Share Issuance.

b.	Section 57(a)(4) and Rule 17d-1, as made applicable to BDCs by Section 57(i)

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1 prohibits any person who is related to a BDC in a manner described in Section 57(b)13, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

As explained above, the Company and an Extension Fund may be viewed as affiliated persons of each other in a manner described in Section 57(b). Further, certain BCPL Affiliates who have invested in the Company may also be viewed as affiliated persons of the Company pursuant to Section 57(b).

Each of the Exchange, Refinancing (if applicable) and Contribution Transaction will independently involve a level of coordination that may indicate the existence of a “joint arrangement” as described under Rule 17d-1. Considered together, the Proposed Transactions will require a considerable degree of coordination between the Company, an Extension Fund and the Adviser. The Company and the Extension Fund (as well as their respective Boards) will collaborate to prepare for and implement the Exchange, including for purposes of preparing the information required to be included on Schedule TO and the disclosure in the Offer to Exchange. The Adviser will assist in implementing the Exchange by receiving and processing letters of transmittal and related documentation submitted by Electing Stockholders. For purposes of implementing the Share Issuance, the Company must coordinate with the Extension Fund to ensure that the appropriate number of shares are issued to each Electing Stockholder based on the number of Shares tendered by such Electing Stockholder and accepted by Company.

The Refinancing, if applicable, will also involve a significant amount of coordination between the Company and an Extension Fund, as the Extension Fund will enter into a new credit

[13]	See note 12.

facility and draw down an amount equal to the pro rata portion of the Company’s existing indebtedness immediately prior to the closing of the Exchange Offer attributable to the Shares that have been validly tendered and accepted for exchange, and then distribute that amount to the Company in order for the Company to pay down the corresponding portion of its existing credit facility.

Finally, the Contribution Transaction will also require a high degree of coordination between the Company, an Extension Fund and the Adviser, such that it will constitute a joint arrangement. The Company and the Extension Fund will enter into agreements assigning, participating or similarly transferring a pro rata portion of each of the Company’s assets to the Extension Fund in proportion to the percentage of Shares tendered by Electing Stockholders and accepted for exchange, and will coordinate to apportion a pro rata portion of the Company’s unrealized depreciation on unfunded commitments between the Company and the Extension Fund.

There are a number of potential conflicts of interest that could arise as a result of the Company’s and an Extension Fund’s participation in the joint arrangements constituting the Proposed Transactions. For example, given the potential participation, or non-participation, of BCPL Affiliates in the Proposed Transactions, the Adviser could theoretically be motivated to select and transfer more or less favorable assets from the Company to the Extension Fund as part of the Contribution Transaction or to structure the Proposed Transactions in a way that disproportionately favors the BCPL Affiliates over other Electing or non-electing Stockholders. These potential conflicts of interest are illustrative of the concerns that Section 57(a)(4) and Rule 17d-1 were designed to address, and therefore provide additional indicia that the Proposed Transactions should be considered a joint arrangement.

Applicants therefore request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants and the BCPL Affiliates in the Proposed Transactions may be deemed to constitute a prohibited joint transaction.

c.	Sections 12(d)(1)(A) and 12(d)(1)(C), as made applicable to BDCs by Section 60

Section 12(d)(1)(A) of the Act, made applicable to BDCs by Section 60 to the same extent as if they were registered closed-end investment companies, places limitations on the ability of a registered investment company to acquire the securities of any other investment company and on the ability of any investment company to acquire the securities of a registered investment company.14

[14]	Specifically, Section 12(d)(1)(A) provides that:

“It shall be unlawful for any registered investment company (the “acquiring company”) and for any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the “acquired company”) and for any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate—

Section 12(d)(1)(C) of the Act, similarly made applicable to BDCs by Section 60 to the same extent as if they were registered closed-end investment companies, places limitations on the ability of an investment company to acquire the securities of a registered closed-end investment company.15

The Applicants are concerned that the Proposed Transactions may be viewed as technically violating the above provisions because prior to an Exchange, the Company will own 100% of the shares of an Extension Fund, even though such ownership, while the Extension Fund is a BDC, would exist for only a momentary period.16 At the time of the formation of the Extension Fund and prior to the time of the Exchange, the Company will hold more than 3% of the voting stock of the Extension Fund (as it will hold 100% of such stock) and the value of the Company’s holdings of Extension Fund shares may exceed 5% of the Company’s assets for a momentary period. In addition, because the Company and the Extension Fund both will have elected to be treated as BDCs and will share a common investment adviser (the Adviser), the Proposed Transactions could be viewed as technically violating Section 12(d)(1)(C) due to the fact that the Company will own more than 10% of the voting stock of the Extension Fund while it is a BDC for a momentary period.

IV.	JUSTIFICATION FOR THE REQUESTED RELIEF

a.	Statutory Standards

The Applicants submit that granting the exemptive relief described herein would meet all applicable statutory standards. Set forth below is a discussion of each section of the Act relevant to the relief discussed in this application for exemptive relief.

i.	Section 57(a)(1) and (a)(2)

The Applicants are requesting an Order pursuant to Section 57(c) from the provisions of Sections 57(a)(1) and 57(a)(2) in order to permit the Applicants to effect the Contribution Transaction and the Share Issuance. Section 57(c) authorizes the Commission to issue such an exemptive order if three conditions are met:

(i) More than three per centum of the total outstanding voting stock of the acquired company;

(ii) Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or (iii) Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.”

15 Specifically, Section 12(d)(1)(C) provides that:

“It shall be unlawful for any investment company (the “acquiring company”) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.”

16 As described in Section II above under “Description of the Proposed Transactions,” immediately prior to (and effectively contemporaneously with) the closing of the Exchange Offer, the Contribution Transaction and the Share Issuance, the Extension Fund will file a Form N-54A to elect to be regulated as a BDC under the Act.

(1)

the terms of the Contribution Transaction and the Share Issuance, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the BDC or its shareholders or partners on the part of any person concerned;

(2)

the Contribution Transaction and the Share Issuance are consistent with the policy of the BDC, as recited in the filings made by such company with the Commission under the Securities Act, its registration statement and reports filed under the Exchange Act, and its reports to shareholders or partners; and

(3)	the Contribution Transaction and the Share Issuance are consistent with the general purposes of the Act.

The Applicants submit that the Contribution Transaction and the Share Issuance satisfy the above conditions.

The terms of the Contribution Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. A number of protective measures mitigate the possibility of non-electing Stockholders suffering prejudice as a result of the Contribution Transaction. Crucially, the transfer by the Company of a pro rata portion of each of its assets and liabilities to an Extension Fund as contemplated by the Contribution Transaction will be determined solely on the basis of the percentage of Electing Stockholders, which is purely an objective and formulaic exercise. Since the Company’s legal interest in each of its existing portfolio investments is capable of being proportionally assigned (or similarly transferred) on a pro rata basis by the Company to the Extension Fund, the implementation of the transfer will not be impacted by the valuation of the Company’s assets or any other discretionary factor that could potentially prejudice electing or non-electing Stockholders or create an opportunity for overreaching. In addition, as discussed above, the Company Board and the Extension Fund Board will each have made certain determinations in connection with the Contribution Transaction. Furthermore, the terms of the Extension Fund’s advisory agreement will be materially similar to those of the Company and the Contribution Transaction (and the Proposed Transactions more generally) will not result in additional incremental fees for the Company’s Stockholders that do not participate in the Proposed Transactions. Under no circumstances will the Company require non-electing Stockholders to tender or redeem their Shares of the Company, and Stockholders who wish to remain invested in the Company will be able to do so regardless of the percentage of Shares tendered by Electing Stockholders and accepted for exchange. Collectively, these measures ensure that Stockholders who elect to remain invested in the Company will not suffer any prejudice as a result of the Contribution Transaction, therefore assuring that each Stockholder can evaluate the Contribution Transaction and the Exchange Offer based on their merits, free from the possibility of coercion or undue influence on the part of the Adviser and its affiliates.

The terms of the Contribution Transaction are fair and reasonable from the perspective of Electing Stockholders, as well. The Offer to Exchange and any other disclosure materials delivered to Stockholders in connection with the Exchange Offer will fully describe the material terms of the Exchange and the mechanics of the Contribution Transaction in accordance with the applicable Exchange Act rules, assuring that each Electing Stockholder will have received all material information to evaluate participating in the Exchange and the effects of the Contribution Transaction.

The Contribution Transaction and the Share Issuance are also fair and reasonable from the perspective of Electing and non-Electing Stockholders in relation to the BCPL Affiliates. All Stockholders, including the BCPL Affiliates, will have the opportunity to participate in the Exchange Offer on the same terms, and each will receive shares of an Extension Fund equivalent to the number of Shares tendered and accepted by the Company as part of the Exchange. Because each Extension Fund will receive a pro rata portion of each of the Company’s assets and liabilities determined solely on the basis of the percentage of Electing Stockholders, a purely objective and formulaic exercise in which the Adviser will have no opportunity to exercise discretion, the Contribution Transaction will not favor the BCPL Affiliates over other Stockholders.

The Contribution Transaction and the Share Issuance are consistent with the stated investment policies of the Company as fully disclosed to Stockholders. As discussed above, the liquidity option was described in the Company’s subscription agreement (which is executed by each Stockholder) and prominently disclosed in the Company’s PPM and recent annual and quarterly reports.

Finally, the Boards, including a “required majority” (as defined in Section 57(o) of the Act) of the directors of each, will have determined that:

(1)	the Proposed Transactions are in the best interests of the Company or the Extension Fund, as applicable;

(2)	the interests of Stockholders who elect to remain invested in the Company and the interests of the Electing Stockholders will not be diluted as a result of effecting the Proposed Transactions; and

(3)

following the Proposed Transactions, all Stockholders, including the Electing Stockholders, will hold the same pro rata interest in the same underlying portfolio investments as immediately prior to the Exchange.

ii.	Section 57(a)(4) and Rule 17d-1, as made applicable to BDCs by Section 57(i)

The Applicants are also requesting an Order pursuant to Section 57(i) and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Applicants submit that the Proposed Transactions meet the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Sections 57(a)(1) and (a)(2). The Proposed Transactions have been proposed in order to benefit the Company and its Stockholders, including Electing Stockholders and non-electing Stockholders.

Except as described in the following sentence, the costs and expenses of the Proposed Transactions, including costs incurred in connection with this application, will be borne by the Extension Fund. All costs and expenses relating to the organization and operation of an Extension Fund (including expenses related to the Form 10, if applicable, and entry into the Extension Fund’s credit facility as part of the Refinancing, if applicable) will also be borne by the Extension Fund as fully disclosed to investors prior to their decision to participate in the Exchange.

As discussed above, to the extent possible, the Company intends to structure the Proposed Transactions to minimize tax consequences for the Company and the non-electing Stockholders.

As noted in Section I above under “The Adviser,” certain BCPL Affiliates have also made commitments to the Company. BCPL Affiliates will participate in the Exchange pursuant to the same terms and documentation as all other Stockholders. Accordingly, the Applicants believe that the participation by BCPL Affiliates in the Exchange should not be characterized as being on a basis different from or less advantageous than the Company, the Extension Fund and Stockholders, and therefore meets the standard for an order pursuant to Rule 17d-1(b).

The Proposed Transactions will not place any of the Company, an Extension Fund or existing Stockholders of the Company in a position less advantageous than that of any other of such persons. The pro rata portion of the Company’s assets and liabilities transferred to the Extension Fund will be in proportion to the percentage of Electing Stockholders, with no discretion given to the Company or any other party. Following the transaction, each Stockholder and Electing Stockholder will own the same pro rata interest in the same underlying portfolio investments (which will be subject to the same valuation policy), leaving all investors in the same investment posture immediately following the Proposed Transactions.

Under no circumstances will the Company require non-electing Stockholders to tender or redeem their Shares of the Company, and Stockholders who wish to remain invested in the Company will be able to do so regardless of the percentage of Shares tendered by Electing Stockholders and accepted for exchange. Non-electing Stockholders will not face increased fee rates as a result of the Proposed Transactions because the Company’s management and incentive fees will remain unchanged and the Proposed Transactions will not result in any additional incremental fees for the Company’s Stockholders that do not participate in the Proposed Transactions. The costs and expenses of the Proposed Transactions, including costs incurred in connection with this application, will be borne by the Extension Fund.

As noted above, the Proposed Transactions may present certain potential conflicts of interest, but the Applicants believe that there are safeguards in place which function to ameliorate or resolve these potential conflicts.

The participation, or non-participation, of BCPL Affiliates in the Proposed Transactions theoretically presents a potential conflict of interest, as the Adviser may be motivated to select and transfer more or less favorable assets from the Company to an Extension Fund as part of the Contribution Transaction or to structure the Proposed Transactions in a way that disproportionately favors the BCPL Affiliates over other Electing or non-electing Stockholders. However, because the pro rata transfer of the Company’s assets and liabilities as part of the Contribution Transaction will be purely an objective and formulaic exercise determined solely on the basis of the percentage of Electing Stockholders, and will not be impacted by the valuation of the Company’s assets or any other factor that would impart an element of discretion, the Adviser will not be permitted to exercise any discretion in connection with the selection, apportionment or transfer of assets from the Company to the Extension Fund.

Each Extension Fund will be entering into a new investment advisory agreement with the Adviser with terms that will be materially similar to those of the Company’s investment advisory agreement. As such, the Applicants believe that a number of factors mitigate any potential conflicts of interest.

First, under no circumstances will the Company require non-electing Stockholders to tender or redeem their Shares of the Company, therefore ensuring that each Stockholder who wishes to remain invested in the Company will be subject the Company’s existing fee structure without any modifications. Further, the Applicants expect that the terms of the investment advisory agreement will be materially similar to those of the Company, and such fees payable by an Extension Fund will be comprehensively disclosed to all Stockholders in the Offer to Exchange. In addition, the Company and the Extension Fund will pay comparable management fee rates in respect of overlapping investments comprising the Legacy Portfolio. Finally, a “required majority” (as defined in Section 57(o) of the Act) of the Extension Fund Board will approve the investment advisory agreement.

Any corollary benefit to the Adviser does not lessen the benefits to the Company, the Extension Funds and their investors, and in approving the Proposed Transactions the Boards will specifically consider the effect of these fees paid by investors in the Extension Funds.

iii.	Sections 12(d)(1)(A) and 12(d)(1)(C), as made applicable to BDCs by Section 60

The Applicants are requesting an Order pursuant to Section 12(d)(1)(J) of the Act from the provisions of Section 12(d)(1)(A) and Section 12(d)(1)(C) of the Act, as described above, in order to permit the Applicants to effect the Proposed Transactions. Section 12(d)(1)(J) provides that:

“The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.”

The Applicants submit that the requested exemption from Section 12(d)(1)(A) and Section 12(d)(1)(C) meets the Section 12(d)(1)(J) standards.

The Proposed Transactions are consistent with the public interest in that, as explained above, it is intended to result in a benefit to both non-electing Stockholders and Electing Stockholders.

In addition, the Proposed Transactions are consistent with investor protection. The provisions of Section 12(d)(1) are based primarily on Congress’ concern that “(1) there is a danger of control by [a] fund holding company of portfolio companies of underlying mutual funds and, (2) there is a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees.”17 Section 1(b)(2) of the Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. Section 1(b)(4) similarly declares it against the public interest to unduly concentrate control of investment companies through pyramiding. The Applicants submit, however, that none of these harms exist in the present situation.

There is no danger of control over an Extension Fund by the Company or of a layering of costs to Stockholders, including Electing Stockholders. Indeed, ownership of the Extension Fund as a BDC by the Company will exist for only a momentary period. In addition, the Proposed Transactions involve no layering of costs to Stockholders, including Electing Stockholders, since the Extension Fund will not incur any advisory, administrative, transfer agency, custody or similar fees until after completion of the Proposed Transactions. In these respects, the Proposed Transactions are of a similar (if not identical) nature to the types of transactions which Congress itself saw fit to except from Section 12(d)(1) through the enactment of Subsection (D) thereof.

V.	PRECEDENT

The Commission has previously granted similar relief to a private BDC that provided investors with optionality to exchange their shares for an extension fund that would list its shares as a public BDC.18 The Applicants believe that protective measures contemplated by this application are similar to the prior BDC relief, and are responsive to the same concerns considered by the Commission in that context.

VI.	PROCEDURAL MATTERS

a.	Communications

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the cover page of this application. Applicants further state that all written or oral communications concerning this application should be directed to:

Rajib Chanda

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

[17]	H.R. Rep. No. 1381, 91st Cong., 2d Sess. 10 (1970).
[18]	See TCW Direct Lending LLC, et al., Investment Company Act Release No. 33110 (May 30, 2018).

(202) 636-5543

With copies to:

Jason Schaefer

650 Madison Avenue

New York, New York 10022

(212) 891-2880

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the Act without conducting a hearing.

b.	Authorization

The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the Act, each Applicant declares that this application for a Commission order is signed by Edward Goldthorpe as Chief Executive Officer of the Company and Justin Bateman as Manager of the General Partner pursuant to the general authority vested in each of them as such by the governing documents of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

All requirements for the execution and filing of this application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this 20th day of April, 2020.

VII.	CONCLUSION

On the basis of the foregoing, Applicants respectfully request that the Order sought by this application be issued (i) pursuant to Section 57(c) of the Act granting an exemption from Sections 57(a)(1) and 57(a)(2) of the Act, (ii) pursuant to Rule 17d-1 under the Act, as made applicable to BDCs by Section 57(i), granting an exemption from Section 57(a)(4) of the Act, and (iii) pursuant to Section 12(d)(1)(J), as made applicable to BDCs by Section 60, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C).

Dated: April 20, 2020

BC PARTNERS LENDING CORPORATION

By:	/S/ EDWARD GOLDTHORPE
Name: Edward Goldthorpe
Title: President, Chief Executive Officer

BC PARTNERS ADVISORS L.P.

By:	/S/ JUSTIN BATEMAN
Name: Justin Bateman
Title: Manager of the GP

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the attached application for an order pursuant to Sections 12(d)(1)(J), 57(c), 57(i), and 60 of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated April 20, 2020 for and on behalf of BC Partners Lending Corporation and BC Partners Advisors L.P., and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such application have been taken. The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

BC PARTNERS LENDING CORPORATION

By:	/S/ EDWARD GOLDTHORPE
Name: Edward Goldthorpe
Title: President, Chief Executive Officer

BC PARTNERS ADVISORS L.P.

By:	/S/ JUSTIN BATEMAN
Name: Justin Bateman
Title: Manager of the GP

Exhibit B

RESOLUTIONS OF THE COMPANY

Review and Approval of Company’s Exemptive Relief Application

WHEREAS, the Board of Directors has reviewed the Company’s exemptive relief application (the “Application”), a copy of which is included in the board materials (See Exhibit A), for an order of the SEC pursuant to Sections 12(d)(1)(J), 23(c)(3), 57(c), 57(i), 60 and 63 of the Act and Rule 17d-1 under the Act, permitting certain joint transactions as described in the Application that otherwise may be prohibited by Sections 12(d)(1)(A), 12(d)(1)(C), 23(c), 57(a)(1), 57(a)(2) and 57(a)(4) of the Act and Rule 17d-1 under 1940 Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Application, in substantially the form attached hereto as Exhibit A, with such changes and modifications as are determined necessary, advisable or appropriate by any such officers, such determination to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Application as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action;

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to the Board and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.